August 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry Sasha Parikh Tim Buchmiller Jessica Dickerson

Re:	Innocan Pharma Corporation Registration Statement on Form F-1 Filed July 23, 2025 File No. 333-288899

Dear Ms. Dickerson and Mr. Buchmiller:

We are writing to submit the responses of Innocan Pharma Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 29, 2025, relating to the above referenced Registration Statement on Form F-1 submitted by the Company on July 23, 2025.

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 1 to its Registration Statement on Form F-1 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff.

For ease of review, we have set forth below each comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form F-1

Cover Page

1.	We note your statements that you have applied to list your common shares and warrants on Nasdaq and that it is a condition to the closing of the offering that your common shares qualify for listing on a national securities exchange. Please further revise your disclosure to clarify whether the offering is contingent on the listing of your warrants as well.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page to clarify that the offering is contingent upon listing the common shares and the warrants on Nasdaq.

2.	We note that the offering now includes warrants to purchase common shares. Please revise the prospectus cover page to briefly describe the terms of the warrants. Refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page to briefly describe the terms of the warrants.

Use of Proceeds, page 73

3.	Please continue to revise your disclosure in this section so that it is responsive to the first, third and fourth bullet points of comment 19 in our letter dated January 27, 2025.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 73 per the Staff’s previous comment 19.

Exhibits

Exhibit 5.1, page II-5

4.	We refer to counsel’s opinion filed as Exhibit 5.1 and note that the legal opinion should not assume conclusions of law that are necessary for the ultimate opinions being expressed. Please file a revised Exhibit 5.1 legal opinion that does not include any inappropriate assumptions as to conclusions of law like those set forth in subparagraphs 1 and 3-11 in the third paragraph under “Assumptions and Reliances.” For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF). Please make similar revisions as appropriate to the legal opinion filed as Exhibit 5.2.

Response: In response to the Staff’s comment, the Company has filed a revised 5.1 opinion. The Company respectfully advises the staff that its previously as filed Exhibit 5.2 opinion complied with the guidance set forth in Section II.B.3.a of Staff Legal Bulletin No. 19 (CF).

Exhibit 5.2, page II-5

5.	Please file a revised Exhibit 5.2 legal opinion that refers to the correct name of the issuer in the first sentence.

Response: In response to the Staff’s comment, counsel has corrected the discrepancy in the 5.2 opinion.

Exhibit 10.4, page II-5

6.	Please file complete exhibits with all attachments. For example, it appears that Appendix A and Appendix B are missing from the Research and License Agreement filed as Exhibit 10.4.

Response: In response to the Staff’s comment, the Company has filed Appendix A and Appendix B to Exhibit 10.4.

Please contact me at (312) 364-1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Iris Bincovich, Chief Executive Officer